

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 3, 2021

Paul Vanderslice
Chief Executive Officer
BMO Commercial Mortgage Securities LLC
151 West 42nd Street
New York, New York 10036

> **Re:** **BMO Commercial Mortgage Securities LLC**
> **Registration Statement on Form SF-3**
> **Filed May 7, 2021**
> **File No. 333-255934**

Dear Mr. Vanderslice:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

Form of Prospectus

Forward-Looking Statements

1. We note your statement that you will not update or revise any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

 Part II – Information Not Required in Prospectus

Item 14. Exhibit Index, page II-8

2. Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

<u>Form of Pooling and Servicing Agreement</u>

<u>Section 4.06 Remittances; P&I Advances, page 47</u>

3. Please revise this section to clarify the servicer's obligation to made advances on a mortgage loan is subject to a forbearance agreement, standstill agreement or similar agreement that provides for a temporary deferral or similar temporary accommodation with respect to all or a portion of the monthly payment amount.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Janet Barbiere, Esq., Orrick
        Kar Ho, Esq., Orrick